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GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) OF COUNSEL
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* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL
DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH FRANCO CASTELLI DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA ADAM M. GOGOLAK	NANCY B. GREENBAUM MARK A. KOENIG LAUREN M. KOFKE J. AUSTIN LYONS ALICIA C. McCARTHY PAULA N. RAMOS NEIL M. SNYDER S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER
Direct Dial: (212) 403-1331 Direct Fax: (212) 403-2331 E-Mail: JRCammaker@wlrk.com

September 16, 2019

Via EDGAR and Courier

J. Nolan McWilliams
Laura Nicholson
Division of Corporation Finance
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Carrier Global Corporation Draft Registration Statement on Form 10 Confidentially Submitted August 9, 2019 CIK No. 0001783180

Dear Mr. McWilliams and Ms. Nicholson:

On behalf of our client, Carrier Global Corporation (the “Company”), set forth below is the response of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated September 5, 2019, regarding the Company’s draft registration statement on Form 10 (the “Registration Statement”) confidentially submitted to the Securities and Exchange Commission on August 9, 2019.  In connection with this letter responding to the Staff’s comments, the Company is confidentially submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  In addition to confidentially submitting this letter by EDGAR, we are separately furnishing to the Staff two courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement.

For your convenience, the Staff’s comments are set forth in bold, followed by the response on behalf of the Company.  All page references in the response set forth below refer to pages of Amendment No. 1.

J. Nolan McWilliams
Laura Nicholson
September 16, 2019

Management’s Discussion and Analysis and Results of Operations, page 76

1.
Please describe, and quantify to the extent possible, any known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. Also, address the extent to which past results are indicative of future performance in light of the separation. We note your disclosure regarding “dis-synergies” and, on page 84, the statement that your capital structure and sources of liquidity will change significantly as a stand-alone company. Refer to Item 303(a) of Regulation S-K and Section III.B.3. of Release No. 33-8350.

Response:  In response to the Staff’s comment, the disclosure on pages 63 and 77-78 of Amendment No. 1 has been revised.

The Company respectfully advises the Staff that the terms of the new debt financing arrangements and estimated incremental recurring costs are not yet known.  The Company confirms that it will update the relevant disclosures as such information becomes available.

Description of Carrier Capital Stock – Charter and Bylaw Provisions, page 118

2.
We note your disclosure regarding your exclusive forum provision. Please revise to clarify whether your exclusive forum provision selects the federal court for the District of Delaware only if the Court of Chancery of the State of Delaware dismisses the action for lack of subject matter jurisdiction. We note related disclosure in the Risk Factors section, but such information is not included in your description of your exclusive forum provision under "Charter and Bylaw Provisions" on page 119.

J. Nolan McWilliams
Laura Nicholson
September 16, 2019

 In addition, please state whether the exclusive forum provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to claims under the Securities Act, also revise your disclosure to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to claims under the federal securities laws, confirm that you will state this in the governing documents or, alternatively, tell us how you will inform investors in future filings that the provision does not apply to actions arising under the federal securities laws.

Response:  In response to the Staff’s comment, the disclosure on pages 43 and 122 of Amendment No. 1 has been revised.

*          *          *          *          *          *

J. Nolan McWilliams
Laura Nicholson
September 16, 2019

If you have any questions concerning the Registration Statement or require any additional information in connection with the confidential submission, please do not hesitate to contact the undersigned at (212) 403-1331 or JRCammaker@wlrk.com, or my colleagues Edward J. Lee, at (212) 403-1155 or EJLee@wlrk.com or Jenna E. Levine at (212) 403-1172 or JELevine@wlrk.com.

Sincerely yours,
/s/ Joshua R. Cammaker
Joshua R. Cammaker

cc:
Sean Moylan, United Technologies Corporation
Drew K. Barber, United Technologies Corporation
Ariel R. David, United Technologies Corporation
Debra F. Guss, United Technologies Corporation
Edward J. Lee, Wachtell, Lipton, Rosen & Katz
Jenna E. Levine, Wachtell, Lipton, Rosen & Katz